Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

June 3, 2015

Re:	Fogo de Chão, Inc.
Registration Statement on Form S-1
File No. 333-203527

VIA HAND DELIVERY

Ms. Anne Nguyen Parker

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Parker,

On behalf of our client, Fogo de Chão, Inc. (the “Company”), we are providing the supplemental information that follows to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1, filed on May 4, 2015 (the “Registration Statement”) in connection with the initial public offering of the Company’s common shares (the “Offering”).

We hereby provide the following proposed preliminary price range information relating to the Offering for the Commission’s review. The initial offering price to the public of the Company’s common shares is expected to be between $16 and $18 per share (after giving effect to an anticipated share split of 25.4588 to one). At the mid-point of this price range, this would result in a pre-Offering valuation of approximately $393.7 million. The actual price range to be included in the Company’s preliminary prospectus (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been finally determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change and that the bona fide range will be within the range provided above.

We respectfully advise the Staff that the pre-Offering valuation was established using the following calculations:

•

As of June 3, 2015, before giving effect to the share split, the Company had 909,667 common shares outstanding. After giving effect to the Share Split, as of June 3, 2015 the Company would have had outstanding 23,159,072 common shares. These common shares exclude 86,312 options to purchase common shares (or approximately 2,197,403 options

Division of Corporation Finance U.S. Securities and Exchange Commission	2	June 3, 2015

to purchase common shares after giving effect to the Share Split), as well as the 4,411,764 shares anticipated to be issued and sold in the Offering.

•	The Company anticipates issuing and selling 4,411,764 shares in the Offering to yield proceeds of $75,000,000.

•	At a price of $17 per share, the mid-point of the Company’s anticipated offering range, the Company’s 23,159,072 common shares outstanding as of June 3, 2015, implies a pre-Offering valuation of $393.7 million.

The actual price range to be included in the Company’s preliminary prospectus (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been finally determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change and that the bona fide range will be within the range provided above.

Please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:	Via E-mail
Mr. Lawrence Johnson, Chief Executive Officer
Mr. Albert McGrath, General Counsel
Fogo de Chão, Inc.